07023513

RECEIVED
2007 MAY 15 A 10:2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Apollo Hospitals CHENNAI

touching lives

AHEL / SEC / 2007

17th April 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

IS/ISO 9001 : 2000

Disclosure of details of shareholding by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Reporting Company	**Apollo Hospitals Enterprise Limited**
Date of Reporting	**17th April 2007**
Name of the Stock Exchanges where shares of reporting company are listed	(1) Bombay Stock Exchange Ltd (2) National Stock Exchange of India Ltd, Mumbai / Chennai

(I) Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights.	Details of Shareholding/voting rights (in number and %) of persons mentioned at (I) as informed u/r 8(1) to target company					
Names	As on March 31 (for the year 2007) (A)		As on March 31 (previous year 2006) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Nil	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

Note: During the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs. 50,59,86,180 to 51,63,85,830

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)						
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as *informed to target company under regulation 8(2).*					
Names	As on March 31 (for the year 2007) (A)		As on March 31 (previous year 2006) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
As per Annexure						
Total No. of Shares	16,076,581	31.13	14,255,772	28.17	1,820,809	2.96

Note: *During the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs. 50,59,86,180 to* 51,63,85,830.

For APOLLO HOSPITALS ENTERPRISE LTD.

Signature of the Authorised Signatory :

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

Place : CHENNAI
Date : 17th April 2007

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)						
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2007) (A)		As on March 31 (previous year 2006) (A)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Dr. Prathap C Reddy	1,405,493	2.72	1,464,593	2.89	-59,100	-0.17
Ms. Sucharitha Reddy	1,670,837	3.24	1,729,937	3.42	-59,100	-0.18
Ms. Preetha Reddy	732,270	1.42	724,670	1.43	7,600	-0.01
Ms. Suneeta Reddy	401,795	0.78	396,795	0.78	5,000	-0.01
Ms. Shobana Kamineni	1,094,976	2.12	1,089,976	2.15	5,000	-0.03
Ms. Sangita Reddy	1,286,254	2.49	1,281,254	2.53	5,000	-0.04
Mr. Karthik Anand	110,300	0.21	110,300	0.22	0	0.00
Mr. Harshad Reddy	105,100	0.20	105,100	0.21	0	0.00
Ms. Sindhoori Reddy	258,200	0.50	130,000	0.26	128,200	0.24
Mr. Adithya Reddy	105,100	0.20	105,100	0.21	0	0.00
Ms. Upsana Kamineni	133,638	0.26	133,638	0.26	0	-0.01
Mr. Puvansh Kamineni	106,100	0.21	106,100	0.21	0	0.00
Ms. Anushpala Kamineni	129,587	0.25	129,587	0.26	0	-0.01
Mr. Anandith Reddy	115,100	0.22	115,100	0.23	0	0.00
Mr. Viswajith Reddy	111,150	0.22	111,150	0.22	0	0.00
Mr. Viraj Madhavan Reddy	84,112	0.16	84,112	0.17	0	0.00
Mr. P. Obul Reddy	9,000	0.02	5,000	0.01	4,000	0.01
Mr. P. Vijayakumar Reddy	666	0.00	666	0.00	0	0.00
Mr.Vishweshwar Reddy	788,710	1.53	788,710	1.56	0	-0.03
Mr. Anil Khamineni	10	0.00	10	0.00	0	0.00
M/s. PCR Investments Ltd	7,406,983	14.34	5,622,774	11.11	1,784,209	3.23
M/s. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00
M/s. Apollo Health Association	15,600	0.03	15,600	0.03	0	0.00
Total (a)	**16,076,581**	**31.13**	**14,255,772**	**28.17**	**1,820,809**	**2.96**

Note: During the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs. 50,59,86,180 to 51,63,85,830.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

17th April 2007

From

Suneeta Reddy
No. 5 Subba Rao Avenue
2nd Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure in terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on 31st March 2007.

Kindly take note of the same.

Thanking you,

Yours faithfully,

For & On behalf of Promoters

SUNEETA REDDY

Promoter

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997			
1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (b) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2007.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on 31st March 2007.	16,076,581	31.13%

SUNEETA REDDY

Place : Chennai

Sl. No.	Names	Share Holding as on 31-Mar-2007	% of Capital
1	Dr. Prathap C Reddy	1,405,493	2.72
2	Ms. Sucharitha Reddy	1,670,837	3.24
3	Ms. Preetha Reddy	732,270	1.42
4	Ms. Suneeta Reddy	401,795	0.78
5	Ms. Shobana Kamineni	1,094,976	2.12
6	Ms. Sangita Reddy	1,286,254	2.49
7	Mr. Karthik Anand	110,300	0.21
8	Mr. Harshad Reddy	105,100	0.20
9	Ms. Sindhoori Reddy	258,200	0.50
10	Mr. Adithya Reddy	105,100	0.20
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.25
14	Mr. Anandith Reddy	115,100	0.22
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.16
17	Mr. P. Obul Reddy	9,000	0.02
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.53
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	7,406,983	14.34
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	Total	**16,076,581**	**31.13**

SUNEETA REDDY

Apollo Hospitals
CHENNAI
touching lives

Date : April 23, 2007

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W
Washington, D.C
20549 - 0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Board Meeting decisions
Ref : Apollo Hospitals Enterprise Limited – File No. 82-34893

The Board of Directors at its meeting held today approved the resignation of Dr.Jennifer Lee as a director with immediate effect.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

END